Exhibit 1.A(3)(b)(iii)

SCHEDULE D

COMPENSATION SCHEDULE
TO SELLING AGREEMENT FOR
SECURITY LIFE STRATEGIC ADVANTAGE
and STRATEGIC ADVANTAGE II

This Schedule is an attachment to the ING AMERICA EQUITIES, INC. ("ING America Equities") Selling Agreement by and among the parties pursuant to paragraph 17 of that Selling Agreement effective as of October 5, 2001, or the date the Selling Agreement is made effective by Security Life, whichever is later.  The provisions of this Schedule shall apply only to Security Life Strategic Advantage and Strategic Advantage II Flexible Premium Variable Universal Life policies solicited and issued while this Schedule is in effect.  All compensation payable under this Schedule shall be subject to the terms and conditions contained herein at the time of issue of the policy by SECURITY LIFE OF DENVER INSURANCE COMPANY ("Security Life").

  Fully Underwritten (Non-Guaranteed Issue) and Guaranteed Issue Policies:

Commissions

	PCA[1]	PCA	SCA[2]	RCA[3]	Trail, 6+
Strategic Advantage	15% year 1	10% years 2-5	3% years 1-5	3% years 6+	0.15%
Strategic Advantage II	15% year 1	12% years 2-10	3% years 1-10	3% years 11+	0.15%

Premiums received within 15 days prior to policy anniversary will result in the agent receiving commissions at the same rate as if the premium was paid on the anniversary date.

[1] Throughout this Schedule PCA (Primary Commissionable Amount) is equal to the annual target premium. Premiums received in year two or later up to this difference, if any, are commissioned at the full PCA commission rate.  A new PCA is generated any time a new coverage segment is created (whether on the base policy or on a commissionable rider).  Note that a death benefit option change does not create any new PCA as no new coverage segment is added.  Premium dollars are allocated first to PCA, then to SCA, and finally to RCA.

[2] Throughout this Schedule SCA (Secondary Commissionable Amount) is equal to the difference, if any, between the gross premiums paid in years 1-5 for Strategic Advantage and years 1-10 for Strategic Advantage II and the PCA.  In the year that a new coverage segment is created, all premium paid in excess of the PCA total for that year is commissioned at the RCA rate.

[3] Throughout this Schedule RCA (Renewable Commissionable Amount) equals zero in the first policy year. In renewal years, the RCA equals the gross premium paid less the PCA for that year, but in no event less than zero.

  Simplified Underwritten Policies:

Commissions

	PCA	PCA	SCA	RCA	Trail, 6+
Strategic Advantage II	10% year 1	10% years 2-10	3% years1-10	3% years 11+	0.15%

Premiums received within 15 days prior to policy anniversary will result in the agent receiving commissions at the same rate as if the premium was paid on the anniversary date.

  Trail Commissions:  A trail commission of 0.15% on an annualized basis is calculated at the end of each month based on the policy's Account Value less policy debt at the end of the prior month.  The trail commission begins on the sixth policy anniversary.

  The trail commission is payable annually at the end of a policy year provided the policy is in force (and not subject to the Grace Period provision) on such date.

  Riders:  Waiver of Cost of Insurance Rider and Waiver of Specified Premium Rider are commissionable and will have a separate target premium which is set at issue and is level thereafter.  The Adjustable Term Insurance Rider and Right to Exchange Rider have no target premium associated with them.  Flat extra ratings with a duration of six years or more are commissionable and substandard table ratings are commissionable based upon the first year additional cost of insurance charge.

  Commission Calculation:  Commissions shall be calculated only on premium actually received and accepted by Security Life.  Commissions shall be paid only on an earned basis. Outstanding loan amounts carried over are not considered commissionable premium.

  Premium Allocation:  If the Stated Death Benefit has been increased since the policy date, premiums received are allocated to the coverage segments in the same proportion that the guideline annual premium for each segment bears to the total guideline annual premium of the policy.

  Death Benefit Increases:  If a premium payment accompanies a request for a Stated Death Benefit increase or is received while a request is pending, the payment will be applied to the policy but commissions shall not be payable until the increase is effective.  The commission shall then be payable based on the premium being allocated among all segments as it would normally and the new target premium and new underwriting classification, if any, after the increase.

  Guaranteed Issue: Commission rates for Guaranteed Issue are the same as for fully underwritten cases.  Security Life offers two Guaranteed Issue programs known as Regular and Select. Guaranteed Issue is available for ages 71 and above by exception only.

  Compensation Payments:  Compensation on initial premium shall be due to the Selling Broker-Dealer at the time of the issuance of the policy and for all other premium payments at the time of the receipt and acceptance of premium by Security Life, except that the amount, if any, and the time of payment of compensation on stated death benefit increases, replacements, reissues, changes, conversions, exchanges, term renewals, term conversions, premiums paid in advance, policies issued on a "guaranteed issue" basis, policies requiring facultative reinsurance arrangements, and other special cases and programs shall be governed by Security Life's underwriting and administrative rules then in effect.  The Compensation shall be payable to the Selling Broker-Dealer in accordance with the Schedule D in effect at the time of issue of the policy.

  Commission Chargeback:  In the event that a policy for which a commission has been paid or is returned to Security Life for refund of premium during the Free Look Period as described in the policy, Security Life and ING America Equities shall require reimbursement from Selling Broker-Dealer equal to 100% of the commission paid.  In the event that a policy for which a commission has been paid is lapsed, surrendered or has a requested decrease to the Stated Death Benefit within the first three policy years, Security Life and ING America Equities shall require reimbursement from Selling Broker-Dealer.  The chargebacks are based on the lesser of the target premium or the actual premium paid in that policy year.

Commission Charge back Table
Policy Year	Strategic Advantage Percent of Annual Target Premium Paid	Strategic Advantage II Percent of Annual Target Premium Paid
1	8%	10%
2	4%	7%
3	2%	2%
4	0%	0%

If a premium payment for which a commission has been paid is refunded by Security Life, a reimbursement of the commission paid on the amount refunded will be due from the Selling Broker-Dealer.

The reimbursement may be deducted by ING America Equities from the next, or any subsequent, commission payment to Selling Broker-Dealer.

If the amount to be reimbursed exceeds compensation otherwise due, Selling Broker-Dealer shall promptly reimburse ING America Equities before the next commission cycle.

  Internal Exchanges:  Commissions, if any, on the exchange of any policy issued by Security Life or any other ING affiliate for Strategic Advantage will be paid in accordance with the internal exchange procedures in effect at Security Life on the date the exchange is completed.  The commission rates and/or target premiums may be adjusted in accordance with the rules in effect at the time of the exchange.  If the Representative responsible for the exchange is not the producer of the original policy, and the original producer is still active with Security Life, no commission will be payable to the Representative or the Selling Broker-Dealer.

  Commission Payment for Early Death:

  In the event that the death of the insured person occurs in the first five (Strategic Advantage) or ten (Strategic Advantage II) policy years and the policy is fully underwritten, Selling Broker/Dealer shall be entitled to compensation on the policy subject to the following rules:
    The policy when sold was a commissionable policy (i.e., not an internal exchange as defined in section 10 above).
    The policy must be in active status with Security Life and premium must have been paid into the policy during the 12 months prior to the insured person's death.
    The payment due if these conditions are met is the present value of the remaining premium-based commissions from the policy month in which the death occurred through the end of policy year five or ten, respectively, as calculated by Security Life at 10.5%.
    The calculation shall use the premium stream, payment mode and commission structure as reflected on the "as sold" illustration on file at Security Life.
    This payment is due to Selling Broker/Dealer only after payment of the death benefit under the policy  has been determined and made by Security Life to policy beneficiaries.
    Trail commissions are excluded from the calculation of this payment and are not payable after termination of the policy whether terminated by death or otherwise.